Exhibit 99.1

Inspira™ Announces Plans to Report the Primary Results for a Core Blood Oxygenation Technology Within Days

●	The major milestone refers to Inspira’s proprietary technology to oxygenate blood for the INSPIRA™ ART (Gen 2). This patented tech is considered by Inspira to be a game-changer and also aims to replace technologies used today by current medical device companies.

●	Anticipated U.S. Food and Drug Administration (FDA) Clearance for INSPIRA™ ART100 (Gen 1) in the first half of 2024, to address the $1.16 Billion perfusion systems market.

Ra’anana, Israel, March 04, 2024 (GLOBE NEWSWIRE) -- Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira”), a breakthrough medical technology company, announced today that the Company’s President, and co-founder, Mr. Joe Hayon, presented key highlights included in the Company’s Investor Presentation and announced the Company’s next major milestone of a core blood oxygenation technology of the INSPIRA ART (Gen 2). The INSPIRA ART (Gen 2) is designed to utilize adaptive oxygenation technology, leveraging the proprietary HYLA™ blood Sensor and VORTX™ Orbiting Blood Oxygenation, to delivery oxygen straight into the blood. The proprietary core technology has undergone a series of testing in a variety of settings, with the results being collected and analyzed. The results refer to the INSPIRA ART (Gen 2), with the new core technology potentially being suitable for replacing current solutions in medical markets dominated by leading medical device companies. The Company plans to announce the primary results around the core blood oxygenation technology of the INSPIRA ART (Gen 2) within days.

Mr. Hayon shared “We have an appetite to revolutionize the huge life-support mechanical ventilation market. In addition, it’s important to emphasize that we believe INSPIRA ART100 (Gen 1) itself addresses $1B market.” Key highlights from the conference call included:

●	The current healthcare challenge and a personal story.

●	The solution – Inspira’s oxygen delivery straight into the blood.

●	INSPIRA™ ART (Gen 2), Adaptive Blood Oxygenation and expected major milestone.

●	INSPIRA™ ART Gen 1 and Gen 2 product overview.

●	Anticipated FDA Clearance for INSPIRA™ ART100 (Gen 1).

Mr. Hayon shared a heartfelt personal story and the profound impact of Inspira beyond technological innovation. He recounted his father’s prolonged reliance on mechanical ventilation, painting a vivid picture of the challenges and complications associated with traditional ventilation methods. Through conversations with critical care physicians, the necessity for Inspira’s technology became clear – a sentiment echoed by medical professionals eager to integrate INSPIRA ART into clinical practice.

Emphasizing the Company’s core mission, Mr. Hayon continued to share how Inspira is focused on delivering oxygen straight into the blood. The Company is advancing two generations of blood oxygenation solutions. INSPIRA ART100 (Gen 1), designed to perform blood oxygenation as a cardio-pulmonary bypass device, is anticipated to be cleared by the FDA in the first half of 2024. With the planned FDA submission and clearance of the HYLA, the INSPIRA ART100 is then intended to be integrated with blood monitoring technologies from the HYLA. In parallel, the Company is rapidly developing the INSPIRA ART (Gen 2), designed to perform adaptive blood oxygenation, embedded with the HYLA advanced continuous blood monitoring, to provide real-time detection of changes and provide decision-making assistance data and the VORTX orbiting blood oxygenation delivery system.

We believe that since the blood holds so many secrets about patient condition and response to treatment, the collection, aggregation and analysis of data by the INSPIRA ART will potentially open a huge market opportunity for the Company, as we aim to revolutionize the treatment of patients while they are awake and without the need for mechanical ventilation. The forthcoming expected FDA clearance of the INSPIRA ART100 will mark a pivotal achievement, which we believe will reinforce Inspira’s position as a disruptive force in the medical landscape.

Inspira Technologies OXY B.H.N. Ltd.

Inspira™ Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while reducing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential benefits of the Company’s products and potential products, the potential addressable market for its products, that it intends to announce the primary results for its core blood oxygenation technology within days, the expected timing of FDA approval and the intended future submission of products for FDA approval, the belief that the INSPIRA ART will potentially open a huge market opportunity and that the expected FDA clearance of the INSPIRA ART100 will mark a pivotal achievement, which it believes will reinforce its position as a disruptive force in the medical landscape. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485

MRK-ARS-091

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